UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 23, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

DSM and Crucell Announce Expansion of PERCIVIA PER.C6®
Biopharmaceutical Joint Venture

Heerlen/Leiden, the Netherlands (September 22, 2010) – Royal DSM N.V., the global Life Sciences and Materials Sciences company, and Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX), both headquartered in the Netherlands, today announced an expansion of the activities in their existing joint venture, the PERCIVIA PER.C6® Development Center (Cambridge, Massachusetts, United States), to transform the company from a development center into a full biopharmaceutical company for the development of PER.C6®-based biobetter 1 proteins and monoclonal antibodies as well as global licensing of the PER.C6® human cell line for production of third party monoclonal antibodies and other proteins.

The joint venture, in which DSM and Crucell will each hold an equal equity share, will be known as PERCIVIA LLC. The joint venture will broaden its scope and will focus on proprietary development of PER.C6®-based biobetter proteins and monoclonal antibodies, initially to early clinical stages.

The Board of PERCIVIA LLC will have equal representation from both investors. Subject to customary approvals and clearances James (Jim) Mullen, a highly experienced and successful biotech executive, will be appointed as Chairman of the Board of the joint venture. Most recently Jim was CEO of Biogen Idec (NASDAQ: BIIB).

Building on DSM’s and Crucell’s PER.C6® business activities, the joint venture will have its own business development team for commercializing both the PER.C6® platform for production of third party monoclonal antibodies and other proteins, and the proprietary developed biobetter proteins and monoclonal antibodies.

Jim Mullen, Chairman of the Board designate, PERCIVIA LLC said: “I look forward to work with the PERCIVIA team to capitalize on the many opportunities in the fast growing market for biobetters, we aim to capture these by leveraging the advantages of the PER.C6® cell line platform.”

Feike Sijbesma, CEO/Chairman of the DSM Managing Board stated, “DSM is excited to enter this new phase in our collaboration with Crucell. After progress was made by PERCIVIA as an R&D center with a focus on further developing the unique PER.C6® technology platform, now is the time to take our cooperation with Crucell to the next level.”

Ronald Brus, President & Chief Executive Officer at Crucell said: “Since the opening of the PERCIVIA Development Center, we have seen great progress in the development of our PER.C6® cell line and are excited as the expansion of this

1 Biobetters are biopharmaceutical products that are aimed at similar targets and carry similar indications as existing biologics products, but are differentiated by some characteristic other than price (either by convenience / dosage form or a superior clinical profile or a combination of both).

successful joint venture will further strengthen our commitment to modernize therapeutic protein manufacturing.”

Although founded as a 50/50 joint venture between DSM and Crucell, PERCIVIA LLC will engage with other partners when beneficial to the development of the product portfolio. Financial details of the joint venture will not be disclosed.

The PERCIVIA PER.C6® Development Center opened in 2006, designed to further develop the PER.C6® cell line and to provide turnkey solutions for the production of pharmaceutical proteins to licensees, utilizing the PER.C6® human cell line in the biotech industry. PERCIVIA LLC will employ approximately 40 employees. PER.C6® is a registered trademark of Crucell Holland B.V.

PER.C6® Technology

Crucell's PER.C6® technology platform has been developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. Compared to conventional production technologies, the strengths of PER.C6® technology lie in its excellent safety profile, human quality attributes, scalability and productivity under serum-free culture conditions.

Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell's core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

DSM Pharmaceutical Products

DSM Pharmaceutical Products is a global provider of high quality custom contract manufacturing and development services to the pharmaceutical and biopharmaceutical industries. DSM contract manufacturing services include:

chemical development, registered intermediates, registered starting materials, active pharmaceutical ingredients (API's), mammalian cell production of monoclonal antibodies and proteins, formulation development, clinical trial manufacturing and finished dose form manufacturing of solids, semi-solids, and scheduled drugs, aseptic liquid and lyophilized products. More information: www.dsmpharmaceuticalproducts.com

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates solutions that nourish, protect and improve performance. Its end markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM manages its business with a focus on the triple bottom line of economic performance, environmental quality and social responsibility, which it pursues simultaneously and in parallel. DSM has annual net sales of about €8 billion and employs some 22,700 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

DSM Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. These statements are based on current expectations, estimates and projections of the management of DSM and information currently available. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that their expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

Crucell Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For more information:
DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 45 5782595 e-mail investor.relations@dsm.com

Crucell
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
tel. +31 (0)71 519 7064
e-mail ir@crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

September 23, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations